ADDENDUM TO INVESTMENT ADVISORY AGREEMENT

Calvert Impact Fund, Inc.

Calvert Global Alternative Energy Fund

Calvert Investment Management, Inc. (“Calvert” or the “Advisor”) is the investment advisor to Calvert Global Alternative Energy Fund (“Fund”), a series of Calvert Impact Fund, Inc.  Calvert has agreed with the Fund to contractually limit (direct/ or direct ordinary) net annual fund operating expenses of the Fund through January 31, 2013, as follows. This expense limitation does not limit the acquired fund fees and expenses incurred by a shareholder. Under the terms of the contractual expense limitation, operating expenses do not include interest expense, brokerage commissions, extraordinary expenses, performance fee adjustments, and taxes. To the extent any expense offset arrangement reduces Fund expenses, Calvert's obligation under this agreement is reduced and Calvert shall also benefit from the expense offset arrangement. The below figure is expressed as a percentage of average net assets.

Class Y

Calvert Impact Fund, Inc.
Calvert Global Alternative Energy Fund	1.60%

For Fund:	/s/ William M. Tartikoff	For Calvert:	/s/ Ronald M. Wolfsheimer
	William M. Tartikoff, Vice President and Secretary		Ronald M. Wolfsheimer, Senior Vice President and Chief Financial and Administrative Officer

Effective Date: July 29, 2011